For Immediate Release:

For more information please contact:

RCS MediaGroup S.p.A.
Investor Relations:

Silvia Barettini
39 02 25845472

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RCS MEDIAGROUP S.P.A. COMMENCES TENDER OFFER FOR FILA HOLDING S.P.A. ADSs

July 28, 2003 (Milan, Italy) - RCS MediaGroup S.p.A. (RCS) announced today that it has commenced a cash tender offer to purchase all of the outstanding Fila American Depositary Shares (Fila ADSs) representing ordinary shares of Fila (Fila Shares) and not already owned by RCS and its affiliates for $1.12 per Fila ADS net to the seller in cash, without interest (the Offer). RCS currently is the owner of 87,912,536 Fila Shares or approximately 91.09% of the outstanding Fila Shares, including Fila Shares represented by Fila ADSs.

The Offer and withdrawal rights are schedule to expire at 12:00 midnight, New York City time, on Friday, September 5, 2003, unless the Offer is extended.

The complete terms and conditions of the Offer are set forth in an offer to purchase, letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (the SEC) and distributed to holders of Fila ADSs resident in the United States. Fila has filed a solicitation/recommendation statement related to the Offer with the SEC and such statement is being distributed to holders of Fila ADSs resident in the United States with the tender offer documents. Holders of Fila ADSs are urged to read the tender offer documents and the solicitation/recommendation statement because they contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Georgeson Shareholder Communications Inc., the Information Agent for the transaction, at (212) 440-9800 (Call Collect) or call toll free (877) 668-1640.